UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PIKE CORPORATION

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

721283109

(CUSIP Number)

Joseph M. Silvestri

Managing Partner

Court Square Capital Partners

55 East 52nd Street, 34th Floor

New York, New York 10055

(212) 752-6110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Geraldine A. Sinatra, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

(215) 994-4000

December 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 721283109

1.	Names of Reporting Persons Court Square Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 41.615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.6%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 721283109

1.	Names of Reporting Persons Court Square Capital Partners III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 7.021
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 721283109

1.	Names of Reporting Persons Court Square Capital Partners (Offshore) III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 38.553
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.5%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 721283109

1.	Names of Reporting Persons Court Square Capital Partners (Executive) III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 1.368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 721283109

1.	Names of Reporting Persons Court Square Capital GP III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 88.538
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 88.538
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 88.538
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 88.5%
14.	Type of Reporting Persons (See Instructions) IA

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Pike Corporation (the “Issuer”), a North Carolina corporation with principal offices located at 100 Pike Way, Mount Airy, North Carolina 27030.

Item 2.	Identity and Background

This Statement is being filed by (i) Court Square Capital Partners III, L.P. (“CSC III”), a Delaware limited partnership, (ii) Court Square Capital Partners III-A, L.P., a Delaware limited partnership (“CSC IIIA”), (iii) Court Square Capital Partners (Offshore) III, L.P., a Cayman Islands exempted limited partnership (“CSC Offshore”), (iv) Court Square Capital Partners (Executive) III, L.P., a Delaware limited partnership (“CSC Executive,”), and (v) Court Square Capital GP III, LLC, a Delaware limited liability company (“CSC GP” and together with CSC III, CSC IIIA, CSC Offshore and CSC Executive, the “Reporting Persons”).

Each of the Reporting Persons is formed for the purpose of engaging directly or indirectly in the private equity and leveraged buyout business. Each of the Reporting Persons’ principal address is 55 East 52nd Street, 34th Floor, New York, New York 10055 and telephone number is (212) 752-6110. CSC GP acts as the sole general partner of CSC III, CSC IIIA, CSC Offshore and CSC Executive.

The Reporting Persons have not and, to the knowledge of the Reporting Persons, the managing partners of CSC GP named on Schedule A hereto have not (i) been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) during the past five years or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds and Other Consideration

On December 22, 2014, pursuant to the Agreement and Plan of Merger, dated as of August 4, 2014 (the “Merger Agreement”), by and among the Issuer, Pioneer Parent, Inc., a Delaware corporation (“Parent”), and Pioneer Merger Sub, Inc., a North Carolina corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub was merged with and into the Issuer and the Issuer became a wholly-owned subsidiary of Parent (the “Merger”). As a result of the Merger, each then outstanding share of common stock of the Issuer (other than the Rollover Shares described below and shares with respect to which dissenters’ rights were properly exercised) was converted into the right to receive $12.00 per share and each outstanding share of Merger Sub was converted into shares of common stock of the Issuer (“Issuer Common Stock”).

The Reporting Persons acquired their beneficial interest in the Issuer Common Stock through their ownership of Parent, which was funded with cash on hand. The aggregate consideration for the Merger was approximately $392 million. The Merger consideration was funded through a combination of cash on hand and borrowings by the Issuer under a combination of senior secured facilities entered into with JPMorgan Chase Bank, N.A., as administrative agent, Keybank National Association and SunTrust Bank, as co-syndication agents and the lenders from time to time party thereto.

Each of J. Eric Pike, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Joe B./Anne A. Pike Generation Skipping Trust and Takuan, LLC, an entity controlled and solely owned by Mr. Pike (collectively, the “JEP Investors”), contributed to Parent certain shares of Issuer Common Stock (collectively the “Rollover Shares”) in exchange for equity interests in Parent.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Issuer Common Stock by Parent was to acquire all of the outstanding Issuer Common Stock (other than Rollover Shares) as a portfolio investment of the Reporting Persons. On December 22, 2014, the Merger was consummated pursuant to the terms of the Merger Agreement, the Issuer Common Stock was subsequently delisted from the New York Stock Exchange and ceased to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer became privately held by the Reporting Persons and the JEP Investors.

The consummation of the transactions contemplated by the Merger Agreement resulted in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer and the delisting of Issuer Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) To the best knowledge of the Reporting Persons, as of December 22, 2014, there were 100 shares of Issuer Common Stock issued and outstanding, which are all issued to Parent. The Reporting Persons beneficially own in the aggregate 88.538 of Issuer Stock (the “Subject Shares”), comprised of (i) 41.615 shares of Issuer Common Stock of Parent held indirectly by CSC III, (ii) 7.021 shares of Issuer Common Stock of Parent held indirectly by CSC IIIA, (iii) 38.533 shares of Issuer Common Stock of Parent held indirectly by CSC Offshore and (iv) 1.368 shares of Issuer Common Stock of Parent held indirectly by CSC Executive.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with the JEP Investors. As a result, the Reporting Persons may be deemed to beneficially own any shares of Issuer Common Stock that may be beneficially owned by such persons. Accordingly, on this basis, the Reporting Persons might be deemed to beneficially own the 11.236 shares of Issuer Common Stock beneficially owned by the JEP Investors. Except as described above with respect to the JEP Investors, the Reporting Persons do not have actual knowledge of any other shares of Issuer Common Stock that may be beneficially owned by the JEP Investors whose ownership needs to be aggregated for purposes of reporting on Form 13D.

Collectively, the Reporting Persons may be deemed pursuant to Rule 13d-3 of the Exchange Act to beneficially own up to 99.774% of the total outstanding shares of Issuer Common Stock.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. CSC GP, as the general partner of each of CSC III, CSC IIIA, CSC Offshore and CSC Executive, may be deemed to have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons or the persons set forth on Schedule A is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of such Reporting Person’s pecuniary interest therein.

(c) Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A Joint Filing Agreement, dated December 30, 2014, by and among the Reporting Persons, has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 A Joint Filing Agreement, dated December 30, 2014, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2014

COURT SQUARE CAPITAL GP III, LLC

By:
Name:	Joseph M. Silvestri
Title:	Managing Partner

COURT SQUARE CAPITAL PARTNERS III, L.P.

By:	COURT SQUARE CAPITAL GP III, LLC,
its General Partner

By:
	Name:	Joseph M. Silvestri
	Title:	Managing Partner

COURT SQUARE CAPITAL PARTNERS III-A, L.P.

By:	COURT SQUARE CAPITAL GP III, LLC,
its General Partner

By:
	Name:	Joseph M. Silvestri
	Title:	Managing Partner

COURT SQUARE CAPITAL PARTNERS (OFFSHORE) III, L.P.

By:	COURT SQUARE CAPITAL GP III, LLC,
its General Partner

By:
	Name:	Joseph M. Silvestri
	Title:	Managing Partner

COURT SQUARE CAPITAL PARTNERS (EXECUTIVE) III, L.P.

By:	COURT SQUARE CAPITAL GP III, LLC,
its General Partner

By:
	Name:	Joseph M. Silvestri
	Title:	Managing Partner

SCHEDULE I

Managing Partners of Court Square Capital GP III, LLC

Set forth below for each managing partner of Court Square Capital GP III, LLC is his respective principal occupation or employment and the name of the corporation or other organization in which such occupation or employment is conducted for each such managing partner. Each person identified below is a United States citizen. During the last five years, none of any of Court Square Capital GP III, LLC’s managing partners listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The principal address of each managing partner listed below is Court Square Capital Partners III, L.P., c/o Court Square Capital Partners, 55 East 52nd Street, 34th Floor, New York, New York 10055, telephone number (212) 752-6110. None of the managing partners listed below directly own any Issuer Common Stock.

William Comfort—Managing Partner. Mr. Comfort is currently a managing partner of Court Square Capital GP III, LLC. He has been with Court Square Capital Partners III, L.P. and its predecessor Citigroup Venture Capital, Ltd. since 1979. Mr. Comfort joined Citicorp in 1973 and has been Executive Director of Citicorp International Bank, Ltd. in London and Head of Corporate Finance.

Michael A. Delaney—Managing Partner. Mr. Delaney is currently a managing partner of Court Square Capital GP III, LLC. He has been with Court Square Capital Partners III, L.P. and its predecessor Citigroup Venture Capital, Ltd. and its affiliate Citigroup Venture Capital Equity Partners since 1989.

Ian D. Highet—Managing Partner. Mr. Highet is currently a managing partner of Court Square Capital GP III, LLC. He has been with

Court Square Capital Partners III, L.P. since 1998.

Thomas F. McWilliams—Managing Partner. Mr. McWilliams is currently a managing partner of Court Square Capital GP III, LLC. He has been with Court Square Capital Partners III, L.P. and its predecessor Citigroup Venture Capital, Ltd. since 1983.

Joseph M. Silvestri—Managing Partner. Mr. Silvestri is currently a managing partner of Court Square Capital GP III, LLC. He has been with Court Square Capital Partners III, L.P. and its predecessor Citigroup Venture Capital, Ltd. since 1990.

David F. Thomas—Managing Partner. Mr. Thomas is currently a managing partner of Court Square Capital GP III, LLC. He has been with Court Square Capital Partners III, L.P. and its predecessor Citigroup Venture Capital, Ltd. since 1980.